SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                        (Amendment No. _____5____ )(1)

                          Stelmar Shipping Ltd. (SJH)
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                               (Name of Issuer)

                    Common Stock, Par Value $0.02 per share
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                        (Title of Class of Securities)

                                   V8726M103
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                                (CUSIP Number)

                              George Karageorgiou
                             c/o Stelinvest Corp.
                                 Status Center
                                 2A Areos Str.
                              Vouliagmeni, 16671
                                Athens, Greece
                            Tel: 011-30210-967-1031
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 7, 2003
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stelshi Holding Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,601,554

8. SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,601,554

10. SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,601,554

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON*

     HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. V8726M103
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     This Amendment No. 5 to Schedule 13D is being filed for the purpose of reporting the execution of a letter agreement (the "Agreement") dated April 7, 2003 between Stelmar Shipping Ltd. (the "Issuer") and Mr. Stelios Haji-ioannou, who is the founder of the Issuer and the sole shareholder of Stelshi Holding Ltd. ("Stelshi"). Under the Agreement, Mr. Haji-ioannou and the Issuer confirm their mutual interest in giving Mr. Haji-ioannou access to certain confidential information regarding the Issuer. Among other things, Mr. Haji-ioannou agrees not to trade in the Issuer's securities while in possession of material non-public information. A copy of the Agreement is attached to this amended Schedule 13D.

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Item 1. Security and Issuer.

     The name of the Issuer is Stelmar Shipping Ltd., a Liberian corporation. The Issuer's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece. This Schedule 13D relates to the Issuer's common stock, par value $0.02 per share (the "Shares").

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Item 2. Identity and Background.

     No change from the Fourth Amendment to Schedule 13D.

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Item 3. Source and Amount of Funds or Other Consideration.

     No change from the Fourth Amendment to Schedule 13D.

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Item 4. Purpose of Transaction.

     See response to Item 6.

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Item 5. Interest in Securities of the Issuer.

     No change from the Fourth Amendment to Schedule 13D.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Issuer and Mr. Haji-ioannou have entered into the Agreement, pursuant to which Mr. Haji-ioannou and the Issuer confirm their mutual interest in giving Mr. Haji-ioannou access to certain confidential information regarding the Issuer. Among other things, Mr. Haji-ioannou agrees not to trade in the Issuer's securities while in possession of material non-public information.

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Item 7. Material to be Filed as Exhibits.

     Letter Agreement between Stelmar Shipping Ltd. and Mr. Stelios Haji-ioannou, dated April 7, 2003.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     April 10, 2003
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                                                         (Date)


                                                 /s/ George Karageorgiou
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                                                       (Signature)

                                                 George Karageorgiou
                                                 President
                                      ----------------------------------------
                                                       (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

21719.0001 #397053